

April 22, 2013

<u>Via U.S. mail</u>
Maria Peralta
Chief Executive Officer
Okana Ventures, Inc.
Moliere No. 222, Torre de Oficinas
Col. Los Morales Polanco
Delgacion Miguel Hidalgo
Mexico City, Mexico 11540

  Re: Okana Ventures, Inc.
    Item 4.01 Form 8-K
    Filed February 22, 2013
    File No. 001-33715

Dear Ms. Peralta:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Suying Li

        Suying Li
        Staff Accountant